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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Buchalter, Jeffrey H.		ILEX Oncology, Inc. (ILXO)
	c/o ILEX Oncology, Inc. 4545 Horizon Hill Blvd.	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			3/13/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Antonio, TX 78229 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President & CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		3/13/03				A			150,000	A					D

	Common Stock		3/14/03				P			10,000	A	$7.04		185,000		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option to Buy		$29.75

	Option to Buy		$24.86

	Otpion to Buy		$25.89

	Option to Buy		$27.04

	Option to Buy		$27.04

	Option to Buy		$24.60

	Option to Buy		$6.91

	Option to Buy		$7.04		3/13/03				A			150,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	2/8/11		Common Stock	17,500				17,500		D

	(2)	9/17/11		Common Stock	130,000				130,000		D

	(3)	12/17/11		Common Stock	8,330				8,330		D

	(4)	12/31/11		Common Stock	70,000				70,000		D

	(5)	12/31/11		Common Stock	5,000				5,000		D

	(6)	1/24/12		Common Stock	41,670				41,670		D

	(7)	8/5/12		Common Stock	150,000				150,000		D

	(8)	3/13/13		Common Stock	150,000				150,000		D

Explanation of Responses:

(1) Option was granted on 2/8/01 pursuant to the Second Amended and Restated 1996 Non-Employee Director Stock Option Plan to buy 17,500 shares of Common Stock exercisable in 1/48 increments on 3/31/01 and the last day of each succeeding month thereafter. Previously reported.

(2) Option is exercisable in increments of 26,000 shares on the date of grant and on each anniversary of the date of grant. Previously reported.

(3) Option is exercisable as follows: 2,082 shares on 12/17/2002; 2,083 shares on 12/17/2003; 2,082 shares on 12/17/2004; and 2,083 shares on 12/17/2005. Previously reported.

(4) Option is exercisable as follows: 17,500 shares on 12/31/2002; 17,500 shares on 12/31/2003; 17,500 shares on 12/31/2004; and 17,500 shares on 12/31/2005. Previously reported.

(5) Option is exercisable as follows: 1,250 shares on 12/31/2002; 1,250 shares on 12/31/2003; 1,250 shares on 12/31/2004; and 1,250 shares on 12/31/2005. Previously reported.

(6) Option is exercisable as follows: 10,417 shares on 1/24/03; 10,418 shares on 1/24/04; 10,417 shares on 1/24/05; and 10,418 shares on 1/24/06. Previously reported.

(7) The option vests in increments of 37,500 shares on 8/5/03, 8/5/04, 8/5/05 and 8/5/06 and expires on August 5, 2012. Previously reported.

(8) The option vests in increments of 37,500 shares on 3/13/04, 3/13/05, 3/13/06 and 3/13/07 and expires on March 13, 2013.

/s/ JEFFREY H. BUCHALTER	3/13/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.